FORM U-3A-2

                               FILE NO. 69-53-3
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

               STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE
                 PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                   To Be Filed Annually Prior to March 1

Consolidated Papers, Inc. (herein sometimes designated as the "Claimant") hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption of itself as a holding company, and of each of its subsidiaries as such, from the provisions of the Public Utility Holding Company Act of 1935. Claimant and the system of which it is the top "holding company" fall within the exemptions granted by said Rule 2. In support of such claim for exemption the following information is submitted:

1.	Name, State of organization, location, and nature of business of Claimant and every subsidiary thereof, other than any exempt wholesale generator
(EWG) or foreign utility company in which Claimant directly or indirectly holds an interest.

	The Claimant, Consolidated Papers, Inc., is a Wisconsin corporation having its principal office and place of business at Wisconsin Rapids, Wisconsin, and is engaged in the business of manufacturing and selling paper.

	Inter Lake Papers, Inc. is a Wisconsin corporation, all of the common stock of which is owned by Claimant. Its principal office and place of business is the Village of Kimberly, Wisconsin. It is engaged primarily in the business of manufacturing and selling paper through its wholly-owned subsidiaries, Inter Lake Wisconsin, Inc. and Inter Lake Sales Corporation.

	Inter Lake Wisconsin, Inc. is a Wisconsin corporation, all of the common stock of which is owned by Inter Lake Papers, Inc. All of the common stock of Inter Lake Papers, Inc. is owned by Claimant. Its principal office and place of business is the Village of Kimberly, Wisconsin. It is engaged primarily in the business of manufacturing paper.

	Inter Lake Sales Corporation is a New York corporation, all of the common stock of which is owned by Inter Lake Papers, Inc. All of the common stock of Inter Lake Papers, Inc. is owned by Claimant. Its principal office and place of business is the City of Des Plaines, Illinois. It is engaged primarily in the business of selling paper.

	Lake Superior Paper Industries is a Minnesota joint venture, all of the interests in which are owned by LSPI Duluth Corp. and LSPI Paper
Corporation. All of the common stock of LSPI Duluth Corp. and LSPI Paper Corporation is owned by Claimant. The principal office and place of business of Lake Superior Paper Industries is the City of Duluth,
Minnesota. It is engaged primarily in the business of manufacturing and selling paper.

	Superior Recycled Fiber Industries is a Minnesota joint venture, all of the interests in which are owned by LSPI Fiber Co. and Superior Recycled
Fiber Corporation. All of the common stock of LSPI Fiber Co. and Superior Recycled Fiber Corporation is owned by Claimant. The principal office and place of business of Superior Recycled Fiber Industries is the City of Duluth, Minnesota. It is engaged primarily in the production and selling of recycled pulp.

	Consolidated Water Power Company, a public utility company, is a Wisconsin corporation, all of the capital stock of which is owned by Claimant. Its principal office and place of business is the City of Wisconsin Rapids, Wisconsin. It is engaged primarily in the generation, transmission, distribution and sale of electric energy and water power.

	Consolidated Papers Foreign Sales Corporation is a U.S. Virgin Islands corporation, all of the common stock of which is owned by Claimant. Its principal office and place of business is the City of Charlotte Amalie, St. Thomas, U.S. Virgin Islands. It manages all of the Claimant's export operations with respect to products which qualify as export property as defined in Section 927 of the Internal Revenue Code.

	Newaygo Forest Products Limited is a corporation of the Province of Ontario, Canada, all of the common stock of which is owned by Claimant.
Its principal office and place of business is at Mead in said Province.
Its principal business is the ownership of timber and timberlands in Canada.

	Consolidated Papers International Leasing, L.L.C. is a Delaware limited liability company. It is owned 99% by Claimant and 1% by Consolidated
Water Power Company. Its principal office and place of business is in Manchester, United Kingdom. It is a leasing company.

	CONDEPCO, Inc. is a Delaware corporation, all of the common stock of which is owned by Claimant. Its principal office and place of business is in Dover, Delaware. It is a financial management company.

	Wisconsin Valley Improvement Company is a Wisconsin corporation having its principal office and place of business in the City of Wausau, Wisconsin.
It neither controls nor is it controlled by or under common control with Claimant, and it is a "subsidiary" of Claimant and Consolidated Water
Power Company only by virtue of the definition of Section 2(a)(8)(A) of the Public Utility Holding Company Act of 1935. It operates a system of dams and water reservoirs on the Wisconsin River and tributary streams to produce as nearly a uniform stream flow as practicable through all seasons, and charges to benefited power plant owners, water tolls as authorized semi-annually by the Public Service Commission of Wisconsin, all pursuant to special enactments of the Wisconsin Legislature (as amended by Chapter 497, Wisconsin Laws of 1939). It generates no electric energy and renders no public utility services. Its financial statements are not normally consolidated with those of Claimant or any other company, and are omitted from the financial statements herein as not material.

	Consolidated Water Power Company on December 31, 1997 owned approximately 33.8% of the outstanding stock of Wisconsin River Power Company, a Wisconsin corporation having its principal office at Wisconsin Rapids, Wisconsin, (herein sometimes referred to as "River Company"). This ownership was acquired as of December 31, 1974 from Claimant. The nature of the business of River Company is as set forth in the findings and opinion of the Commission entered in reference to River Company on January
29, 1948, in File Nos. 70-1656 and 31-551 (27 SEC Decisions, p. 539),
pursuant to the Public Utility Holding Company Act of 1935, to which findings and opinion reference is hereby made with the same effect as though the contents thereof in respect to the nature of such business were set forth at length herein. Briefly, such business presently consists of operation of two dams and hydroelectric plants on the Wisconsin River.
The output of these two plants is sold in equal parts to three companies including Consolidated Water Power Company. Consolidated Water Power
Company and the other two customers own all outstanding stock of Wisconsin
River Power Company in substantially equal parts.

	Neither Claimant nor any subsidiary thereof holds an interest, either directly or indirectly, in any EWG or foreign utility company.

2.	A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

	The properties of Consolidated Water Power Company are used primarily for the generation and local transmission of energy sold to Claimant and consumed at Claimant's plants but are also used for the generation and local transmission and distribution of electric energy sold to the purchasers of electric energy as follows:

    a.	Distributed by it at retail directly to approximately one thousand residential, commercial, industrial, and rural consumers in the City of Wisconsin Rapids, Village of Biron, and Town of Grand Rapids, Wood County, Wisconsin, and Towns of Plover and Grant, Portage County,
Wisconsin.

    b.	Sold at wholesale to Wisconsin Power and Light Company at the City of
Wisconsin Rapids and to Wisconsin Public Service Corporation at the
Town of Grand Rapids and at the City of Stevens Point, Wisconsin.

	Consolidated Water Power Company has powerhouses and dams for the generation of such electric energy at Wisconsin Rapids, Wisconsin; Village of Biron, Wisconsin; City of Stevens Point, Wisconsin; Village of Whiting, Wisconsin; and Town of Eau Pleine, Portage County, Wisconsin. It has electric transmission lines connecting said plants and connecting with the plants of the Claimant and with the Petenwell plant of Wisconsin River Power Company. Consolidated Water Power Company owns all necessary flowage rights in connection with said dams and necessary for the operation of its hydroelectric plants.

	None of the properties of Consolidated Water Power Company used for the generation, transmission, or distribution of electric energy for sale is located outside of the Counties of Wood, Portage, Marathon, and Adams, Wisconsin; no electric energy is sold or delivered by it outside of the State of Wisconsin; and no electric energy is delivered to or received by it at the borders of such State. The business of Consolidated Water Power Company is entirely intrastate.

	The properties of Wisconsin River Power Company consist of its Petenwell hydroelectric plant having a nameplate capacity of 20,000 KW and its Castle Rock hydroelectric plant having a nameplate capacity of 15,000 KW.
Both plants are located on the Wisconsin River south of Wisconsin Rapids, Wisconsin. All electric energy produced by River Company has been and will be sold and delivered at the plant sites which are wholly within the State of Wisconsin, and no electric energy is to be delivered to or received by it outside the border of said State. The business of River
Company is entirely intrastate.

3.	The following information for the last calendar year with respect to
Claimant and each of its subsidiary public utility companies:

    a.	Number of KWH of electric energy sold (at retail or wholesale) and
Mcf. of natural or manufactured gas distributed at retail.

	Neither Claimant nor any subsidiary thereof sells or distributes any natural or manufactured gas at retail or wholesale either within or outside of the State of Wisconsin or at the state line.

	Neither Claimant nor any subsidiary thereof other than Consolidated Water Power Company and Wisconsin River Power Company sells or distributes any electric energy at retail or wholesale either within or outside of the State of Wisconsin or at the state line, provided however Claimant's
Niagara Division sells some power back to its supplier, Wisconsin Electric
Power Company, at a buy-back rate when machines are down and power generation is available.

	The number of KWH of electric energy sold at retail or wholesale during the twelve months ended December 31, 1997, by Consolidated Water Power
Company and Wisconsin River Power Company and places where such sales were made are set forth in Exhibit "AA" annexed hereto and made a part hereof.

    b.	Number of KWH of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

	    None.

    c.	Number of KWH of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized or at the State line.

	    None.

    d.	Number of KWH of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

	    Consolidated Water Power Company during the year ending December 31, 1997 purchased 6,240,000 KWHs of electric energy outside the State.

4.	The following information for the reporting period with respect to
Claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

    a.	Name, location, business address and description of the facilities used by the EWG or foreign utility for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

	    Not applicable.

    b.	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

	    Not applicable.

    c.	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

	    Not applicable.

    d.	Capitalization and earnings of the EWG or foreign utility company during the reporting period.

	    Not applicable.

    e.	Identify any service, sales or construction contract(s) between the
EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

	    Not applicable.

EXHIBIT "A"

A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year, excluding Wisconsin River Power Company (not normally consolidated), and a separate balance sheet and statement of income and surplus of Wisconsin River Power Company.




                                                       CONSOLIDATED PAPERS, INC.
                                                       AND SUBSIDIARY COMPANIES
                                                CONSOLIDATING STATEMENT OF NET INCOME
                                         FOR THE TWELVE MONTH PERIOD ENDED DECEMBER 31, 1997
                                                                                     Consoli-
                                                                                      dated
                                                 Sup-  Consol-       Newaygo          Papers
                             Niagara            erior  idated  For-  Forest   Inter   Interna-           Intraco./
                Consolidated   of       Lake     Re-    Water  eign   Pro-    Lake    tional             Interco.    Con-
                   Papers     Wis-    Superior  cycled  Power  Sales  ducts  Papers   Leasing             Elim-    solidated
                    Inc.     consin    Paper    Fiber  Company Corp. Limited  Inc.    L.L.C.   Condepco inations     Total
Outside sales
  - net           $1,229.6   $148.5   $166.0   $23.8   $ 0.7   $ -    $0.3   $110.5   $   -     $  -    $    -     $1,679.4
Intracompany
  sales              622.8       -        -       -       -      -      -        -        -        -     (622.8)         -
Intercompany
  sales                2.7       -       0.1    29.5    36.4     -     1.3      0.4       -        -     ( 70.3)        0.1
  Total Sales      1,855.1    148.5    166.1    53.3    37.1    0.0    1.6    110.9      0.0      0.0    (693.1)    1,679.5
    Less:  Cost
      of sales     1,613.2    155.5    144.1    45.2    35.0     -     1.2    103.2    (18.1)      -     (693.1)    1,386.2
Gross Profit
  (Loss)             241.9     (7.0)    22.0     8.1     2.1    0.0    0.4      7.7     18.1      0.0       0.0       293.3
Admn., Selling,
  & General
  Expenses
  Administra-
    tive              54.6       -        -       -      1.1     -      -        -        -        -         -         55.7
  Selling             19.5       -        -      0.2      -      -      -       1.6       -        -         -         21.3
  Research &
    Development        6.8       -        -       -       -      -      -        -        -        -         -          6.8
  Total               80.9      0.0      0.0     0.2     1.1    0.0    0.0      1.6      0.0      0.0       0.0        83.8
Income from
  Operations         161.0     (7.0)    22.0     7.9     1.0    0.0    0.4      6.1     18.1      0.0       0.0       209.5
Other Income
  Interest earned      0.2       -       0.0     0.2      -      -      -       0.2      0.2     26.4        -         27.2
  Rentals - net         -        -        -       -       -      -      -        -        -        -         -           -
  Royalties - net      0.7       -        -       -       -      -      -        -        -        -         -          0.7
  Profit (Loss)
    on disposal
    of capital
    assets             3.1       -        -       -       -      -      -        -        -        -         -          3.1
  Equity in
    earnings
    of other
    companies          4.0       -        -       -      0.5     -      -        -        -        -         -          4.5
  Miscellaneous        1.7     (0.1)      -       -      0.1    0.2     -       0.6     (0.5)     0.9      (0.7)        2.2
    Total              9.7     (0.1)     0.0     0.2     0.6    0.2    0.0      0.8     (0.3)    27.3      (0.7)       37.7
Total Income
  (Loss)             170.7     (7.1)    22.0     8.1     1.6    0.2    0.4      6.9     17.8     27.3      (0.7)      247.2
Other Deduc-
  tions
  Interest            17.7      1.5       -       -       -      -      -       7.2     23.2       -         -         49.6
  Carrying
    charge
    on timber
    resources          2.0       -        -       -       -      -      -        -        -        -         -          2.0
  Carrying
    charge
    on non-
    operating
    land                -        -        -       -       -      -      -        -        -        -         -           -
  Miscellaneous        3.8       -      (0.1)    0.0     0.1    0.0     -       1.4       -        -         -          5.2
    Total             23.5      1.5     (0.1)    0.0     0.1    0.0    0.0      8.6     23.2      0.0       0.0        56.8
Net income
  (loss) before
  income taxes       147.2     (8.6)    22.1     8.1     1.5    0.2    0.4     (1.7)    (5.4)    27.3      (0.7)      190.4
Provision for
  income taxes        56.8     (3.3)     8.4     3.1     0.5    0.1     -      (0.7)    (2.0)     9.5        -         72.4
Net Income
  (Loss)            $ 90.4    $(5.3)   $13.7    $5.0    $1.0   $0.1   $0.4    $(1.0)   $(3.4)   $17.8      $(0.7)    $118.0


                                                      CONSOLIDATED PAPERS, INC.
                                                      AND SUBSIDIARY COMPANIES
                                             CONSOLIDATED STATEMENT OF SURPLUS ACCOUNTS
                                                     YEAR ENDED DECEMBER 31, 1997

                                                                                       Consoli-
                                                                                        dated
                                               Sup-            Consol-          Newaygo Papers
                             Niagara           erior  Inter-   idated   For-    Forest  Interna-           Intraco./
                Consolidated   of      Lake     Re-    Lake     Water   eign     Pro-    tional            Interco.    Con-
                   Papers     Wis-   Superior  cycled Papers    Power   Sales    ducts  Leasing             Elim-    solidated
  Particulars       Inc.     consin   Paper    Fiber   Inc.    Company  Corp.   Limited  L.L.C.  Condepco  inations     Total
Capital Sur-
  plus Arising
  From:
    Premium on
      capital
      stock
      sold,
      1911 &
      1918        $    0.3   $  -    $   -    $  -    $  -     $   -    $  -    $  -     $  -     $   -    $    -     $    0.3
  Appraisal of
    plants &
    equipment,
    1917               0.1      -        -       -       -         -       -       -        -        -          -          0.1
  Valuation of
    water power
    rights, 1921       0.4      -        -       -       -         -       -       -        -        -          -          0.4
  Premium on
    capital
    stock sold
    1959, 1960,
    1961, and
    1962               0.5      -        -       -       -         -       -       -        -        -          -          0.5


  Net premium
    on stock
    sales &
    purchases,
    prior
    years (A)         52.4      -        -       -       -         -       -       -        -        -          -       52.4
  Tax effect of
    incentive
    stock option -
    1994-1997          3.6      -        -       -       -         -       -       -        -        -          -        3.6
  Proceeds from
    stock issued
    in 1996 in
    excess of
    common stock
    at par value
    of $1.00/
    share (B)          9.6      -        -       -       -         -       -       -        -        -          -        9.6
  Interco. trans-
    fer of Power
    assets -
    1994-1995           -       -        -       -       -        0.5      -       -        -        -      (  0.5)       -
  Increase to
    reflect
    change in
    par value
    of common
    stock             24.5      -        -       -       -         -       -       -        -        -          -       24.5
  Purchase
    price of
    new
    acquisitions        -     42.9    124.2    72.1    (0.1)       -       -       -        -     393.2     (632.6)    ( 0.3)
  Total Capital
    Surplus As Of
    December 31,
    1997              91.4    42.9    124.2    72.1    (0.1)      0.5      -       -        -     393.2     (633.1)     91.1


Earned Surplus
  Balance at
    beginning
    of year        1,058.1    13.4     40.6     6.9      -       22.5     0.7    (5.1)    (2.3)     7.0        2.5   1,144.3
  Net income
    for the
    year              90.4    (5.3)    13.7     5.0    (1.0)      1.0     0.1     0.4     (3.4)    17.8     (  0.7)    118.0
                   1,148.5     8.1     54.3    11.9    (1.0)     23.5     0.8    (4.7)    (5.7)    24.8        1.8   1,262.3
  Dividends
    paid in
    cash             (75.4)     -        -       -       -         -       -       -        -        -          -      (75.4)
  Changes:              -       -        -       -       -         -     (0.6)     -        -        -         0.6        -
    Cumulative
      transla-
      tion
      adjustment       0.4      -        -       -       -         -       -       -      (0.6)      -          -      ( 0.2)
    Treasury
      stock           (5.3)     -        -       -       -         -       -       -        -        -          -      ( 5.3)
  Earned Surplus
    or (Deficit)
    at End
    of Year        1,068.2     8.1     54.3    11.9    (1.0)     23.5     0.2    (4.7)    (6.3)    24.8        2.4   1,181.4

Total Capital
  and Earned
  Surplus or
  (Deficit)
  at End of
  Year            $1,159.6   $51.0   $178.5   $84.0   $(1.1)    $24.0    $0.2   $(4.7)   $(6.3)  $418.0    $(630.7) $1,272.5


                                                    CONSOLIDATED PAPERS, INC.
                                                    AND SUBSIDIARY COMPANIES
                                                   CONSOLIDATING BALANCE SHEET
                                                     AS OF DECEMBER 31, 1997

                                                                                     Consoli-
                                                                                      dated
                                             Sup-     Consol-        Newaygo          Papers
                           Niagara           erior    idated  For-    Forest   Inter  Interna-            Intraco./
              Consolidated   of      Lake     Re-     Water   eign    Pro-     Lake   tional              Interco.     Con-
                 Papers     Wis-   Superior  cycled   Power   Sales   ducts   Papers, Leasing              Elim-    solidated
                  Inc.     consin   Paper    Fiber   Company  Corp.  Limited   Inc.    L.L.C.  Condepco   inations     Total
Current
  Assets
Cash & market-
  able secur-
  ities         $    9.8   $( 0.1)  $   -    $   -    $  -    $ -    $  -    $  2.6    $  0.8   $   -    $      -    $   13.1
Receivables
  (less
   reserves)        98.4     12.9     13.0      3.2     0.5     -       -      32.5       0.4       -           -       160.9
Inventories
  Finished
    stock           48.1      3.3      1.2      0.4      -      -       -      28.9        -        -           -        81.9
  Unfinished
    stock            6.8      0.2      0.1       -       -      -       -       3.3        -        -           -        10.4
Raw materials
  & supplies        72.4     10.1      7.7      2.4     0.2     -       -      19.9        -        -           -       112.7
                   127.3     13.6      9.0      2.8     0.2    0.0     0.0     52.1       0.0      0.0         0.0      205.0

Other Prepaids       8.1      1.4      0.6      0.1     0.9     -       -       2.8        -      12.7          -        26.6
Total Current
  Assets           243.6     27.8     22.6      6.1     1.6    0.0     0.0     90.0       1.2     12.7         0.0      405.6

Investment &
  Other Non-
    current
    Assets
Stock - Sub-
  sidiaries        897.8       -        -        -       -      -       -        -         -        -       (897.7)       0.1
Stock - other
  companies
    (at cost)       31.4       -        -        -      5.8     -       -        -         -        -           -        37.2
Commercial &
  residential
  property           2.2      0.4       -        -       -      -       -        -         -        -           -         2.6
Other
  receivables        0.2       -        -       2.1      -      -       -        -         -        -           -         2.3
Goodwill              -       6.6     33.2     14.8      -      -       -      93.4        -        -           -       148.0
Restricted cash
  related to
  lease               -        -        -        -       -      -       -        -         -     427.0          -       427.0
Other prepaids       4.7       -      10.8      1.0      -      -       -       2.2        -        -       (  0.1)      18.6
                   936.3      7.0     44.0     17.9     5.8    0.0     0.0     95.6       0.0    427.0      (897.8)     635.8
Advances to
  Affiliated
    Companies      478.4       -      86.2    257.0      -     0.2     0.1       -      151.8     19.0      (992.7)        -

Fixed Assets
  Bldgs., mach.
    & equip.     1,719.4    123.3     60.2     60.9    35.0     -      1.6     613.5    315.6       -           -     2,929.5
  Less:
    Accum-
    ulated
    Depre-
    ciation       (790.4)   (18.4)    (7.5)    (7.2)  (16.6)    -     (1.1)     (9.6)   (32.5)      -           -      (883.3)
                   929.0    104.9     52.7     53.7    18.4    0.0     0.5     603.9    283.1      0.0         0.0    2,046.2
Land & ripar-
  ian rights         6.8      1.3      1.2      0.2     2.4     -       -        1.5       -        -           -        13.4
Timberlands
  (less deple-
  tion)             26.2       -        -        -       -      -      0.2        -        -        -           -        26.4
Capital add-
  itions in
  process           70.3     26.9    114.9      2.6     2.2     -       -        3.0       -        -           -       219.9
                 1,032.3    133.1    168.8     56.5    23.0    0.0     0.7     608.4    283.1      0.0         0.0    2,305.9
Deferred
  Charges            0.1       -       0.1       -       -      -       -         -        -        -           -         0.2
Total Assets    $2,690.7   $167.9   $321.7   $337.5   $30.4   $0.2    $0.8    $794.0   $436.1   $458.7   $(1,890.5)  $3,347.5

                                                    CONSOLIDATED PAPERS, INC.
                                                    AND SUBSIDIARY COMPANIES
                                                   CONSOLIDATING BALANCE SHEET
                                                     AS OF DECEMBER 31, 1997

                                                                                    Consoli-
                                                                                     dated
                                              Sup-   Consol-        Newaygo          Papers
                           Niagara           erior   idated   For-  Forest  Inter-  Interna-           Intraco./
             Consolidated    of      Lake     Re-     Water   eign   Pro-    Lake   tional             Interco.      Con-
                Papers      Wis-   Superior  cycled   Power   Sales  ducts  Papers  Leasing             Elim-      solidated
                 Inc.      consin   Paper    Fiber   Company  Corp. Limited  Inc.    L.L.C.  Condepco  inations      Total
Current Lia-
  bilities
  Current
    maturi-
    ties of
    L-T debt    $     -    $   -    $   -    $   -    $  -    $ -   $  -     $   -   $   -    $   -    $      -     $     -
  Capital
    lease
    obliga-
    gation            -        -        -        -       -      -      -         -     12.6       -           -         12.6
  Leases
    payable           -       0.8       -        -       -      -      -         -       -        -           -          0.8
  Accounts
    payable         56.7      4.2      3.2      1.6      -      -      -       26.5      -        -           -         92.2
  Dividends
    payable          0.2       -        -        -       -      -      -         -       -        -           -          0.2
Accruals
  Salaries
    & wages         38.8       -       2.7       -       -      -      -        5.4      -        -           -         46.9
  Interest           3.9       -        -        -       -      -      -        0.8      -        -           -          4.7
  Income
    taxes           10.2     (6.4)     4.9      0.2     0.2     -      -       (8.7)  ( 5.9)     8.3          -          2.8
  Property
    taxes            6.5      0.4      2.9      0.3      -      -      -        1.0      -        -           -         11.1
  Payroll
    taxes &
    benefits        10.8      3.1      0.7       -       -      -      -        4.0      -        -           -         18.6
  Other
    accruals         7.5      0.7      1.8      1.2     0.4     -     0.1       4.0     3.7       -           -          19.4
    Total
      Accruals      77.7     (2.2)    13.0      1.7     0.6     -     0.1       6.5   ( 2.2)     8.3          -         103.5
Total Current
  Liabilities      134.6      2.8     16.2      3.3     0.6     -     0.1      33.0    10.4      8.3          -         209.3

Long-term debt
  Notes Payable    816.6       -      30.2       -       -      -      -       21.8      -        -           -         868.6

Capital lease
  obligation          -        -        -        -       -      -      -         -    456.3       -           -         456.3

Deferred Income
  Taxes            253.1     (0.7)    (1.1)     3.4     3.8     -      -       43.2    10.6       -     (    2.4)       309.9

Post-Retir.
  Health Care       81.2     15.6      1.4       -       -      -      -       54.3      -        -           -         152.5

Other Noncurr.
  Liabilities       29.2      6.5       -        -       -      -      -         -    (34.9)    32.4          -          33.2

Advances from
  Affil. Cos.      171.4     92.7     96.5    246.8     1.0     -      -      384.4      -        -     (  992.7)         0.1

Shareholders'
  Investment
  Preferred
    Stock             -        -        -        -       -      -      -       98.6      -        -     (   98.6)          -
  Common Stock
    Cons.
      Papers,
      Inc.          45.0       -        -        -       -      -      -         -       -        -           -         45.0
    Inter
      Lake
      Papers          -        -        -        -       -      -      -      159.9      -        -     (  159.9)       (0.0)
    Cons.
      Water
      Power
      Co.             -        -        -        -      1.0     -      -         -       -        -     (    1.0)         -
    Foreign
      Sales
      Corp.           -        -        -        -       -      -      -         -       -        -     (    0.0)       (0.0)
    Newaygo
      Forest
      Prod.           -        -        -        -       -      -     5.4        -       -        -     (    5.4)        0.0
                    45.0      0.0      0.0      0.0     1.0    0.0    5.4     159.9     0.0      0.0    (  166.3)       45.0
  Capital
    surplus         91.4     42.9    124.2     72.1     0.5     -      -       (0.1)     -     393.2    (  632.9)       91.3
  Reinvested
    earnings     1,075.8      8.1     54.3     11.9    23.5    0.2   (2.8)     (1.1)  ( 6.3)    24.8         3.0     1,191.4
  Cum. trans-
    lation
    adj.            (0.2)      -        -        -       -      -    (1.9)       -       -        -     (    0.6)       (2.7)
  Treasury
    stock           (7.4)      -        -        -       -      -      -         -       -        -           -         (7.4)
    Total        1,204.6     51.0    178.5     84.0    25.0    0.2    0.7     257.3   ( 6.3)   418.0   $(  895.4)    1,317.6
Total Liabi-
  lities &
  Share-
  holders'
  Investment    $2,690.7   $167.9   $321.7   $337.5   $30.4   $0.2   $0.8    $794.0  $436.1   $458.7    (1,890.5)   $3,347.5




                  WISCONSIN RIVER POWER COMPANY AND SUBSIDIARY
                          WISCONSIN RAPIDS, WISCONSIN
                                 BALANCE SHEET
                            AS OF DECEMBER 31, 1997

                                    ASSETS
Utility Plant
  At cost when constructed                                         $ 28.3
    Less:  Reserve for depreciation                                  14.5
                                                                     13.8
Other Property and Investments
  Other physical property (at cost or less)                           1.2
  Stock  - other companies (at cost)                                  0.2
                                                                      1.4

Current and Accrued Assets
  Cash and marketable securities (at cost)                            1.7
  Accounts receivable - other                                          -
  Accounts receivable from associated companies                       0.3
  Mortgage notes receivable                                            -
  Interest received                                                    -
  Materials and supplies                                              0.1
  Prepaid expense                                                     0.3
                                                                      2.4

Deferred Debits
  Land development                                                    0.9
  Other                                                               0.3
                                                                      1.2

Total Assets                                                       $ 18.8



                           LIABILITIES AND CAPITAL

Capital Stock
  Authorized 95,000 shares $100 par value                          $  9.5
    Less:  Shares unissued (1,400)                                    0.1
      Capital Stock Issued and Outstanding (93,600 Shares)            9.4

Current and Accrued Liabilities
  Notes payable                                                        -
  Accounts payable                                                     -
  Accounts payable - Associated Co.                                    -
  Dividends payable                                                   1.5
  Federal and state income taxes accrued                               -
  Property taxes accrued                                              0.8
  Other accrued liabilities                                           0.2
                                                                      2.5

Deferred Credits and Other Liabilities (Note 1)                       0.4

Postretirement Benefits                                               0.2

Reinvested Earnings                                                   6.3
Unrealized Net Loss on Investment Securities                           -

Total Liabilities and Capital                                      $ 18.8



                 WISCONSIN RIVER POWER COMPANY AND SUBSIDIARY
                          WISCONSIN RAPIDS, WISCONSIN
                STATEMENT OF NET INCOME AND REINVESTED EARNINGS
             FOR THE TWELVE MONTH PERIOD ENDED DECEMBER 31, 1997

Operating Revenue
  Sales of electric energy                                          $ 5.0
  Sales of water and other operating revenue                          0.1
    Total Operating Revenues                                          5.1

Operating Expenses and Taxes
  Operation                                                           0.5
  Maintenance                                                         0.4
  Administrative and General Expenses
    Management and supervision fees                                   0.6
    Injuries and damages                                              0.1
    Other administrative and general expenses                         0.4
  Depreciation                                                        0.3
  Taxes
    Federal and State income taxes (Note 2)                           0.9
    Property taxes                                                    0.7
    Other taxes                                                        -

      Total Operating Expenses                                        3.9

Operating Income                                                      1.3

Other Income (Deductions) (Net) (Notes 3, 4, & 5)                     0.2

Income Before Interest Charges                                        1.5

Interest Expense                                                       -

Net Income                                                            1.5

                       STATEMENT OF REINVESTED EARNINGS

Balance, January 1, 1997                                               7.2
Net Income, 1997                                                       1.5
  Less:  Cash dividends                                                2.4

Reinvested Earnings, December 31, 1997                               $ 6.3



Note 1 -	Deferred credits and other liabilities consist of the following items:

                                                             1997
           Deferred Income Tax                               $ 0.4
           Deferred Investment Tax Credit                       -
           Other Credits and Liabilities                        -

             Total                                           $ 0.4

Note 2 -	Federal and State income taxes consist of the following items:

                                                             1997
           Current                                           $ 0.8
           Deferred                                             -
           Deferred Investment Tax Credit                       -
             Total                                           $ 0.8

Note 3 -	Included in "Other Income and Deductions (Net)" are the following income tax items:

                                                             1997
           Current                                           $ 0.1
           Deferred                                             -
           Investment Tax Credit Ratably Restored               -
             Total                                           $ 0.1

Note 4 -	Included in "Other Income and Deductions (Net)" are the following amounts related to Wisconsin River Power Company's land development projects.  These amounts are stated on a before-tax basis.

                                                            1997
           Land Development Sales                            $ 1.1
             Less:  Cost of Sales                              0.6
                    Selling Expense                            0.2
                    Administrative Expense                     0.1

             Income (Loss) Before Tax                        $ 0.2

Note 5 -	Included in "Other Income and Deductions (Net)" are the following amounts related to activity of the subsidiary - The Lakes Development
Company, Inc.  These amounts are stated on a before-tax basis.



                                                             1997
           Sales                                             $  -
           Cost of Sales                                        -
             Gross Profit                                      0.0

           Less:  Operating and Maintenance Expense             -
                  Interest Expense                              -
           Total Expense                                       0.0

              Other Income                                      -

           Income (Loss) Before Tax                          $ 0.0



                                EXHIBIT "AA"


A sales analysis for Consolidated Water Power Company and Wisconsin River
Power Company for the calendar year ended December 31, 1997.

                       CONSOLIDATED WATER POWER COMPANY
                         WISCONSIN RAPIDS, WISCONSIN
                                SALES ANALYSIS
                         YEAR ENDED DECEMBER 31, 1997

                               Location                  KWH          Revenue
Electric Energy
Sold at Retail
Residential and rural   Village of Biron, WI            3,517,031     $  0.2
Residential and rural   Town of Grand Rapids, WI        5,647,722        0.2
Residential and rural   Town of Plover, WI              4,109,232        0.2
Residential and rural   Town of Grant, WI                 362,362         -
Residential and rural   Wisconsin Rapids, WI                6,615         -
  Total                                                13,642,962        0.6

Electric Energy
Sold at Wholesale
WI Power & Light Co.    Wisconsin Rapids, WI                 -            -
WI Public Service Corp. Wisconsin Rapids, WI              742,000         -
WI Public Service Corp. Stevens Point, WI                    -            -
  Total                                                   742,000        0.0

Interco. Sales of
Electric Energy
Consolidated Papers, Inc. Wisconsin Rapids, WI        322,626,900        8.3
Consolidated Papers, Inc. Village of Biron, WI        528,796,787       13.6
Consolidated Papers, Inc. Stevens Point, WI           177,605,100        4.6
Consolidated Papers, Inc. Village of Whiting, WI      387,945,500        9.9
  Total                                             1,416,974,287       36.4

Interco. Sales
of Water Power
Consolidated Papers, Inc. Wisconsin Rapids, WI               -            -
Consolidated Papers, Inc. Village of Biron, WI               -            -
Consolidated Papers, Inc. Village of Whiting, WI             -            -
  Total                                                      -            -

Utility Sale of Water                                        -           0.0

Miscellaneous Income                                         -           0.1

  Total                                             1,431,359,249     $ 37.1



                        WISCONSIN RIVER POWER COMPANY
                         WISCONSIN RAPIDS, WISCONSIN
                                SALES ANALYSIS
                         YEAR ENDED DECEMBER 31, 1997

                                Location              KWH*          Revenue
Electric Energy Sold
  at Wholesale
    Consolidated Water
      Power Co.           Wisconsin Rapids, WI      72,584,000    1,688,189.00
    Wisconsin Power &
      Light Co.           Madison, WI               72,584,000    1,688,191.00
    Wisconsin Public
        Service Corp.     Stevens Point, WI         72,584,000    1,688,191.00
      Total                                        217,752,000    5,064,571.00

Miscellaneous Income                                      -          79,010.78

  Total                                            217,752,000    5,143,581.78


*	Each of the three purchasers of the output of the Wisconsin River Power
Company by contract is entitled to receive and is required to pay for one-
third of the total output.  The above KWH figures and all billings conform to this contractual requirement.  In practice, actual deliveries vary from the contractual one-third as the result of system conditions existing from time to time and such variations are equalized as soon as practicable without any payment adjustment.  Actual deliveries in 1997 were:

                                                                KWH*
           Consolidated Water Power Company                  72,584,000
           Wisconsin Power & Light Company                   72,584,000
           Wisconsin Public Service Corporation              72,584,000
                                                            217,752,000



                                  EXHIBIT 27


Financial Data Schedule of Claimant and its subsidiary companies on a consolidated basis (official Exhibit "B").

Exhibit "C" is not applicable.

The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1998.



                                 CONSOLIDATED PAPERS,INC.



                                 By  /s/ Gorton M. Evans
                                     Gorton M. Evans
                                     President and Chief Executive Officer

CORPORATE SEAL

Attest:


/s/ Carl R. Lemke
Carl R. Lemke, Assistant Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


Carl R. Lemke, Assistant Secretary
Consolidated Papers, Inc.
P.O. Box 8050
Wisconsin Rapids, Wisconsin 54495-8050



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